Update on our COVID-19 vaccine development program with BNT162b2 December 2, 2020 Exhibit 99.2

This slide presentation includes forward-looking statements Forward-Looking Statements Various statements in this slide presentation concerning the future expectations of BioNTech, its plans and prospects, including the Company’s views with respect to its efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a potential COVID-19 vaccine; its expectations regarding the potential characteristics of BNT162b2 in its Phase 2/3 trial and/or in commercial use based on data observations to date; the expected timepoint for additional readouts on efficacy data of BNT162b2 in our Phase 2/3 trial; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or additional Emergency Use Authorization; the timing for submission of manufacturing data to the FDA; its contemplated shipping and storage plan, including its estimated product shelflife at various temperatures; and the ability of BioNTech to manufacture and supply the quantities of BNT162 to support clinical development and, if approved, market demand, including our production estimates for 2020 and 2021, are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Words such as "expects," "plans," "potential," "target," "continue" and variations of these words or similar expressions are intended to identify forward-looking statements. Such statements are based on the current beliefs and assumptions of the management team of BioNTech and on the information currently available to the management team of BioNTech, and are subject to change. The Company will not necessarily inform you of such changes. These forward looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the Company’s actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including but are not limited to: our ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties. Any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. The mRNA vaccine discussed in this slide presentation is an investigational product being developed by BioNTech and its collaborators and are not currently approved by the FDA, EMA or any other regulatory authority.

First emergency use authorization in the world for a COVID-19 vaccine following a Phase 3 trial First deliveries in the U.K. expected within days based on existing supply agreement Received Approval for Emergency Supply in the UK for our COVID-19 mRNA vaccine BNT162b2 BioNTech will be the Marketing Authorization Holder in the U.K., the U.S., the EU and certain other countries.  Pfizer will market and distribute BNT162b2 in most countries Formal Conditional Marketing Authorization Application submitted following rolling review with the European Medicines Agency (EMA)

Project Lightspeed: circa 10-month path to develop an effective and well-tolerated vaccine following highly scientific and ethical standards  SARS-CoV-2 Genetic Sequence Made Public January 12, 2020 COVID-19 mRNA Vaccine Program Initiation January 27, 2020 Collaborations Fosun Pharma: March 16, 2020 Pfizer: March 17, 2020 Phase 1 / 2 Trial Germany Started April 23, 2020 U.S. Started May 4, 2020 4 vaccine candidates enter clinical testing Initiated Pivotal Phase 2 / 3 Trial July 27, 2020 Lead mRNA vaccine candidate chosen Up to 44,000 subjects FDA Fast Track designation July 13, 2020 Initiated Rolling Submissions EMA: October 6, 2020 Canada: October 7, 2020 UK: October 9, 2020 Singapore New Zealand …and other countries Phase 3 trial meets all primary efficacy endpoints; vaccine efficacy rate of 95% November 18, 2020 Submission of EUA in the US November 18, 2020 Formal submission for CMA in EU: December 1, 2020 EUA in the UK December 2, 2020

Project Lightspeed is a concerted and large-scale global effort 1Phase 1/2 remains ongoing in U.S. and EU Regulatory submissions on a rolling basis BioNTech and Fosun Pharma underway with Phase 2 trial of BNT162b2 Phase 3 study reached all final endpoints on Nov 18 Phase 2/31 Phase 2/31 Phase 2/3 Phase 2/3 Phase 2 Phase 1/2 Phase 2/3 Phase 2/3 U.S. FDA and EU EMA decisions expected by mid-Dec 2020 EUA approval 2 Dec Rolling submission to further countries planned.

BNT162b2: All primary endpoints met in Phase 3 final analysis Analysis indicates efficacy rate of 95% in participants with and without prior SARS-CoV-2 infection Final analysis of unblinded data by independent data monitoring committee conducted on Nov 18, 2020 Vaccinated participants will continue to be monitored for efficacy and safety for up to 2 years Vaccinated group Placebo group Number of confirmed COVID-19 cases ≥ day 7 post dose 2 43,000+ participants 21 days apart Active surveillance for potential COVID-19 symptoms TRIGGERING telehealth or in-person visit and nasal swab Healthy participants  18-85 (> or =16-17,12-15) years of age BNT 162b2 8 cases 162 cases

High efficacy and favorable safety profile for rapid and potent protection Gold standard of clinical research – randomized large-scale clinical trial – to ensure safety and efficacy. We took important steps in parallel to accelerate the process together with the authorities – without shortcuts 43,000+ No serious safety concerns Generally well tolerated Clinical Efficacy >94% in all subjects 95% in subjects >65 y/o reported by the independent Data Monitoring Committee (DMC) to date participants in phase 3 trials  In U.S., Germany, Turkey, South Africa, Brazil and Argentina  More than 40% between 65-85 years of age Observed side-effects are common reactions to vaccination and transient1. Adverse events were generally mild to moderate in intensity and resolved within a few days after vaccination. 1Full safety assessment has been completed for ~38,000 study participants; BioNTech is also collecting safety data from adolescents and planning a pediatric study and a study on any effects on pregnancy Headache 2.0% Fatigue 3.8% The only Grade 3 adverse events greater than 2% in frequency following dose 2 were: Most frequently observed adverse events were injection site pain, fatigue, headache and muscle pain.

COVID-19 vaccine candidate: BNT162b2 A journey from Scientific Discovery to Drug Approval

What is messenger RNA? The first molecule of life, involved in almost all aspects of cell biology Can be synthesized and engineered to resemble mRNA molecules as they occur naturally in the cytoplasm of human cells and transiently deliver proteins of interest mRNA has a transient messenger function and is rapidly degraded in the body Stable genetic information active for a few days active for a hours to weeks mRNA

High purity and animal material free Precision vaccine Virus-free Non-integrating into DNA Non-infectious Natural molecule studied for > 50 years with well-characterized bio-safety properties Does not require addition of adjuvants or use of a viral vector for administration Highly scalable production Characteristics: mRNA is a natural solution for vaccines especially in a pandemic Genetic information SARS-CoV-2 Vaccine mRNA mRNA LNP Clinical testing Phase 3 trials EUA / approval Vaccination

How mRNA vaccines work – training the immune system for a real infection: Both parts of the immune system activated against virus


Cap
5'UTR
Spike
3'UTR
4 AAAA polytail
1
modRNA formulated in LNP enters cell
2
mRNA is released
3
Spike protein is made and processed
4
APCs present Spike protein fragments
CD4+ Helper T Cell
Activates T and B cells
B Cell
Virus Neutralizing Antibodies
Bind Spike proteins and prevent virus infection of human cells
CD8+ Cytotoxic T Cell
Eliminates virus infected cells; potentially increases length of protection
Memory T and B cells
Provide immune memory to ensure longer-term protection against SARS-CoV-2

BIONTECH Pfizer

Mechanism of action of BNT162b2 exploits multiple levers of immune response: Strong antibody and robust T-cell responses observed

Immunogenicity*[3]



No or only transient viral shedding in SARS-CoV-2 Virus Challenge

Tolerability*[4]



Local reactions and systemic events mostly **mild to moderate** and transient in effect

Antibody Responses*[4]



Strong SARS-CoV-2 neutralizing antibody responses in **both younger and older adults**

T Cell Responses*[5]



Expansion of multifunctional $CD8^+$ and **T_H1-type** $CD4^+$ T cells

BioNTech Publications:

1. Holtkamp et al. Modification of antigen-encoding RNA increases stability, translational efficacy, and T-cell stimulatory capacity of dendritic cells. Blood 2006.
2. Orlandini von Niessen et al. Improving mRNA-based therapeutic gene delivery by expression-augmenting 3' UTRs identified by cellular library screening. Molecular Therapy, 2019.
3. Vogel et al. A prefusion SARS-CoV-2-spike RNA vaccine is highly immunogenic and prevents lung infection in non-human primates. BioRxiv, 2020.
4. Walsh et al. RNA-based Covid-19 vaccine BN162b2 selected for a pivotal efficacy study. NEJM, 2020.
5. Sahin et al. Concurrent human antibody and TH1-type cell responses elicited by a Covid-19 RNA vaccine. Nature, 2020

Distribution of BNT162b2 vaccine

Effective global distribution of the BNT162b2 vaccine is only possible through effective partnerships Worldwide 50:50 partnership (except Greater China) Global pharmaceutical leader with over 88,000 employees and a presence in more than 120 countries around the world Successful track record of building leading global vaccine franchises with numerous approved vaccines including leading franchises such as Prevnar Vast experience and expertise in cold-chain shipping and global logistics infrastructure to enable global supply worldwide BioNTech and Pfizer testing second generation clinical vaccine candidates and formulations Partnership for China A leading pharmaceutical company in China with more than 28,000 employees; 2,200 in R&D End-to-end capabilities across R&D, product commercialization and distribution and healthcare services Broad reach across China with a presence in 33 of 34 provinces and ability to distribute to Tier 1-4 cities

BNT162: Global vaccine supply commitments* Both BioNTech and Pfizer jointly scaling up manufacturing capacity to enable global supply: BioNTech already producing vaccine for clinical supply at 2 manufacturing sites in Germany Pfizer will activate 3 manufacturing sites in the U.S. and 1 site in Europe > 570 million doses committed* for 2020 and 2021 in 13 countries and the EU with an option to purchase an additional 600 million doses Additional commercial discussions ongoing with multiple countries and supranational organizations including COVAX Commercial supply commitments* Region Number of Doses Order value Canada Not disclosed Not disclosed EU 200 million with option for additional 100 million Not disclosed Japan 120 million Not disclosed United Kingdom 40 million Not disclosed United States 100 million with option for additional 500 million $1.95 billion for first 100 million doses Multiple additional countries Not disclosed Not disclosed * Subject to clinical success and regulatory approval

Minimal changes to pre-existing cold-chain supply: Ready for a robust UK rollout Doses destined for the UK are manufactured in Belgium 1 2 3 4 5 Bespoke vaccine freezer boxes; each freezer box can host between approx. 1000 and 5000 doses Outer carton Rechargeable dry ice Insulation Inner carton Vaccine vials Pre-packed boxes are transported and distributed to vaccination centers GPS trackers and thermo-sensors relay temperature data to ensure safe delivery At vaccination centers, the vaccines can be stored in delivery boxes and regular fridges 6 There are over 1,500 immunization centers in England prepared to receive the vaccine vials Quick facts One tray of vaccine vials is sufficient for almost 100 people Each vial contains 5 doses (after dilution) Diluted vials need to be used within 6 hours, per WHO regulations This is more than enough time to vaccinate 5 people UK deployment models NHS Trusts Large scale vaccination sites Community/primary care led

Ready to deliver – over 30 days storage in boxes and regular fridge: BNT162b2 will be administered like many other vaccines Administration to vaccinees at room temperature Injected intramuscular (arm); no additional equipment needed for administration at mass vaccination center Storage in delivery box and regular fridge at vaccination centers for 20 days Up to 15 days with re-icing; up to 5 days in regular fridge (2-8°C) Transport from manufacturing site/storage to vaccination centers and beyond, based on governments’ distribution strategies Storage at -70°C only necessary in case of long-term storage (for months), not necessary at vaccination centers; special warehouses already identified Stability studies provide supporting evidence for transport of defrosted vials (2-8C) for up to 6 hours, enabling vaccination centers to serve satellite facilities such as care homes

Next steps: roll-outs in other regions of the world upon regulatory approval United States BioNTech MA Holder Review on Dec 10 European Union BioNTech MA Holder Review expected in Dec Canada BioNTech MA Holder + other states will follow upon regulatory approval United Kingdom BioNTech MA Holder 1st Approval today

Q&A

An der Goldgrube 12 55131 Mainz Germany T: +49 6131 9084-1074 M: investors@biontech.de